

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Bradley J. Dodson
President and Chief Executive Officer
OIS Accommodations SpinCo Inc.
Three Allen Center
333 Clay Street
Suite 4620
Houston, TX 77002

> **Re: OIS Accommodations SpinCo Inc.**
> **Amendment No. 1 to Form 10**
> **Filed February 11, 2014**
> **File No. 001-36246**

Dear Mr. Dodson:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to comments 1, 7, 10, 14, and 20 of our letter dated January 9, 2014. We will continue to monitor for your responses to these comments.

2.   Prior to requesting effectiveness please update the audited financial statements for the year ended December 31, 2013, for the Accommodations Business of Oil States International, Inc.

Item 15. Financial Statements and Exhibits

3.   We note your response to comment 3 of our letter dated January 9, 2014. Please note that your articles of incorporation and bylaws, as currently in effect, must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Business, page 72

4.   We have reviewed your responses to comments 18 and 22 of our letter dated January 9, 2014. We continue to believe that average occupancy data is a material metric to investors. Please disclose the percentage or number of your rooms per region or site that are subject to long-term contracts or otherwise occupied or reserved. Please also include revenue derived from occupied versus reserved rooms. Finally, please include a lease expiration table for each of the ten years starting with the current year of the number of rooms subject to long-term contracts that will expire in each year, the annual rental revenues represented by such contracts, and the percentage of gross annual rental revenue represented by such contracts.

5.   We refer to the chart on page 74 and specifically footnote 1 thereto. Please break out revenue derived from room rentals versus other fee revenue.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Matt Pacey, Esq. (*via e-mail*)